

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

August 28, 2009

Darrell G. Swanigan
President and Chief Executive Officer
First Bankshares, Inc.
3535 Bridge Road
Suffolk, VA 23439

     **Re: First Bankshares, Inc.
            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed August 27, 2009
            File No. 000-53380**

Dear Mr. Swanigan:

     We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                      Sincerely,

                      Christian Windsor
                      Special Counsel